                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

                                -----------------


                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----

   This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 29, 2004

                                       THE BANK OF TOKYO-MITSUBISHI, LTD.



                                   By: /s/  Junichirou Otsuda
                                       --------------------------------------
                                       Junichirou Otsuda
                                       Chief Manager
                                       General Affairs Office

                                          Mitsubishi Tokyo Financial Group, Inc.


         Integration and reorganization of asset management subsidiaries

Tokyo, January 29, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG) today announced that, subject to regulatory and other approvals, it intends to integrate and reorganize the operations of its asset management subsidiaries, Tokyo-Mitsubishi Asset Management Ltd (TMAM) and Mitsubishi Trust Asset Management Co., Ltd. (MTAM). This integration and reorganization is part of MTFG's ongoing measures to shift to more consolidated and integrated Group management, and is intended to facilitate the provision of higher quality asset management services to customers.

1. Outline of integration and reorganization

   i.   Merger of TMAM and MTAM

   ii. Integration of the investment advisory and discretionary management operations of TMAM into The Mitsubishi Trust and Banking Corporation
        (MTBC)

2. Aim of integration and reorganization

Although the market for asset management services is forecast to grow, competition within the sector is expected to increase, and asset management companies need to strengthen their asset management capabilities and increase business efficiency. MTFG's decision to integrate and reorganize its asset management subsidiaries is aimed at creating a structure that can respond flexibly to such changes in the market environment.

By drawing on the strengths of MTBC and the newly merged asset management subsidiary, MTFG will construct a strong asset management capability and efficient business structure that can provide customers with higher quality value-added services.

3. Asset management services under the new structure

The existing asset management operations of MTBC are highly rated by customers, as evidenced by rankings such as its top market share of corporate pension assets. Under the planned integration and reorganization, MTBC's asset management infrastructure and resources, such as its research functions, will be utilized jointly throughout the Group to improve asset management capabilities and boost business efficiency.

Growth in the markets for publicly and privately offered investment trusts, variable annuities and defined contribution pension funds is expected, and in these and other areas MTFG aims to create a comprehensive product line up through which it can meet the broadest range of customer needs, while at the same time increasing customer service and convenience. This can be achieved by combining the corporate pension fund management experience of MTBC with the investment trust and investment advisory and discretionary management expertise of TMAM and MTAM.

Asset management services currently provided to customers by each company will continue after the planned integration and reorganization.

4. Schedule

It is planned to complete the merger of TMAM and MTAM, along with the integration of the investment advisory and discretionary management operations of TMAM into MTBC, by October 2004. A planning committee will be established to determine matters such as the name, ownership structure and management of the newly merged asset management subsidiary.

MTFG will pursue further synergies between the high quality products and services and the strong customer bases of The Bank of Tokyo-Mitsubishi, Ltd.
(BTM) and MTBC. MTFG will also seek to further improve business efficiency and consolidate its position as a leading asset management Group.

                                      * * *

For further information, please contact:
Seiji Itai, Chief Manager,
Corporate Communication Office
Tel: 81-3-3240-8136

Outline of companies to be merged (as of September 30, 2003)


---------------------------- --------------------------------------------- ---------------------------------------------
Item                                    Tokyo-Mitsubishi Asset                        Mitsubishi Trust Asset
                                           Management Ltd.                             Management Co., Ltd.
---------------------------- --------------------------------------------- ---------------------------------------------
Business                     Issuance, management and offering of          Issuance, management and offering of
Activities                   investment trusts                             investment trusts
                             Investment advisory and discretionary         Investment advisory and discretionary
                             management account business                   management account business
---------------------------- --------------------------------------------- ---------------------------------------------
Date of Establishment                       August 1, 1985                              February 15, 2000
---------------------------- --------------------------------------------- ---------------------------------------------
Head Office                               Chiyoda-ku, Tokyo                             Chiyoda-ku, Tokyo
---------------------------- --------------------------------------------- ---------------------------------------------
Representative                              Akira Okuhata                                Hiroshi Kakegawa
---------------------------- --------------------------------------------- ---------------------------------------------
Paid-in capital                           JPY 2,000 million                              JPY 495 million
---------------------------- --------------------------------------------- ---------------------------------------------
Total outstanding shares                        18,039                                        9,900
---------------------------- --------------------------------------------- ---------------------------------------------
Shareholders equity                        JPY 3.0 billion                               JPY 1.0 billion
---------------------------- --------------------------------------------- ---------------------------------------------
Total assets                               JPY 6.2 billion                               JPY 1.4 billion
---------------------------- --------------------------------------------- ---------------------------------------------
Assets under management                  JPY 1,444.1 billion                            JPY 341.3 billion
      ...................... ............................................. .............................................
      Investment             Publicly Offered      JPY 586.5 billion       Publicly Offered      JPY 275.5 billion
      Trusts                 Privately Offered     JPY 183.7 billion       Private Placement     JPY  65.8 billion
                             Total                 JPY 770.2 billion       Total                 JPY 341.3 billion
      ...................... ............................................. .............................................
      Discretionary          Discretionary         JPY 501.3 billion
      Management and         Advisory              JPY 172.6 billion
      Investment             Total                 JPY 673.9 billion
      Advisory
---------------------------- --------------------------------------------- ---------------------------------------------
Employees                                        139                                            42
---------------------------- --------------------------------------------- ---------------------------------------------
Main shareholders            BTM  (41.3%)                                  MTBC  (100.0%)
                             BTM-related companies  (13.3%)
                             Mitsubishi Securities (4.3%)
                             MTBC (3.3%)
                             Meiji Yasuda Life Insurance (3.3%)
                             Tokio Marine & Fire Insurance (3.3%)
                             31 of regional banks (11.1%)
---------------------------- ---------------------- ---------------------- ---------------------- ----------------------
Financial results                   FY2003                 FY2004                 FY2003                 FY2004
                                                        (6 months to                                  (6 months to
                                                         September)                                     September)
      ...................... ...................... ...................... ...................... ......................
      Operating income         JPY 4.08 billion       JPY 2.72 billion       JPY 1.64 billion       JPY 1.28 billion
      ...................... ...................... ...................... ...................... ......................
      Ordinary income         (JPY 0.60 billion)      JPY 0.27 billion       JPY 0.36 billion       JPY 0.37 billion
      (loss)
      ...................... ...................... ...................... ...................... ......................
      Net income (loss)       (JPY 0.69 billion)      JPY 0.28 billion       JPY 0.20 billion       JPY 0.17 billion
---------------------------- ---------------------- ---------------------- ---------------------- ----------------------

Notes:

1. Total investment trust assets under management of the new company (calculated by a simple summation of each company's assets under management as of September 30, 2003) will be JPY1,111.5 billion. (Ninth largest in the industry)
2. The figure for assets under management on the non-discretionary contract basis includes only the client assets specified in the management contract.
3.   Assets under management of MTBC totaled JPY14.9 trillion as of September
     2003